November 8, 2022

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Continental Resources, Inc.

Form 10-K for Fiscal Year Ended December 31, 2021 – Filed February 14, 2022

Response letter dated October 11, 2022

File No. 001-32886

Ladies and Gentlemen:

Set forth below is the response of Continental Resources, Inc. (the “Company,” “we,” “us” or “our”) to the comment received from the staff of the Division of Corporation Finance Office of Energy & Transportation (the “Staff”) of the United States Securities and Exchange Commission by letter dated October 26, 2022, with respect to: (i) the above-referenced Form 10-K (the “2021 Form 10-K”); and (ii) the Company’s letter, dated October 11, 2022, in response to the Staff’s comments on the 2021 Form 10-K set forth in the letter from the Staff to the Company dated September 13, 2022.

For your convenience, the response below is prefaced by the exact text of the Staff’s comment in bold, italicized text. All references to page numbers and captions correspond to the 2021 Form 10-K unless otherwise specified.

Response dated October 11, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

1.

We note your response to prior comment 3 states that if new lower-emissions products are developed that are competitive with crude oil or natural gas, those products may reduce overall demand for crude oil and natural gas. Please tell us how you considered providing disclosure that more directly addresses this risk.

Response: In developing our disclosures of energy transition risks pertaining to increasing development of, and demand for, lower-emissions products that compete with the crude oil and natural gas we produce, we considered our actual experiences to date and whether any developments or trends are expected in the future that could reasonably be expected to have a material adverse effect on our business.

Securities and Exchange Commission

Continental Resources, Inc.

To date, we have not experienced any material consequences as a result of lower-emissions products being developed that have had a material adverse impact on our business. We believe historical variations in the demand for crude oil and natural gas have been primarily driven by underlying supply and demand factors and the level of drilling activity in the areas where we operate, rather than as a result of increased demand for competing lower-emissions products. Nonetheless, we believe it is appropriate to recognize, as a potential future risk, that we may experience declines in demand for our production in the future to the extent demand for hydrocarbons declines as a result of increasing use of competing products, even though we have not experienced material adverse impacts to date.

We believe the disclosures in our 2021 Form 10-K directly address the potential effects that energy transition-related risks and business trends may have on future demand for crude oil and natural gas. For instance, in the Risk Factor disclosure on page 37 of our 2021 Form 10-K under the caption “Our operations and the operations of our customers are subject to a number of risks arising out of the threat of climate change, energy conservation measures, or initiatives that stimulate demand for alternative forms of energy that could result in increased operating costs, limit the areas in which oil and natural gas production may occur, and reduce the demand for the crude oil and natural gas we produce,” we state that “risks arising out of the threat of climate change, fuel conservation measures, governmental requirements for renewable energy resources, increasing consumer demand for alternative forms of energy, and technological advances in fuel economy and energy generation devices may create new competitive conditions that result in reduced demand for the crude oil and natural gas we produce.” We make similar disclosures in the Risk Factor on page 37 of our 2021 Form 10-K under the caption “Increasing scrutiny on environmental, social, and corporate governance matters may impact our business” and in the “Competition” disclosure on pgs. 16-17. Further, material consequences of energy transition-related risks on the demand for our production may be reflected in the sales prices we are able to realize, the costs to us in producing crude oil and natural gas, and the regulations governing our business, each of which is addressed throughout the Regulation and Risk Factors sections of our 2021 Form 10-K.

We regularly reassess our disclosures in light of the then-current and anticipated business trends, risks, and regulatory environment. As climate-related business trends, risks, and regulations evolve, we will continue to monitor and evaluate whether inclusion of expanded and/or more specific disclosures regarding energy transition-related risks may be warranted in future SEC filings based on materiality and applicable disclosure requirements.

* * * * *

Securities and Exchange Commission

Continental Resources, Inc.

Please contact David Oelman at Vinson & Elkins L.L.P. (713-758-3708) if you have any questions with respect to the foregoing or if any additional or supplemental information is required by the Staff.

Very truly yours,

Continental Resources, Inc.

By:	/s/ John D. Hart
Name:	John D. Hart
Title:	Chief Financial Officer and Executive Vice President of Strategic Planning

cc:	James R. Webb, Senior Vice President, General Counsel, Chief Risk Officer and Secretary

David P. Oelman, Vinson & Elkins LLP

Michael S. Telle, Vinson & Elkins LLP